Exhibit 99.3

18780 Quoin Pharma VIF Proof 4

Special General Meeting of Shareholders of Quoin Pharmaceuticals Ltd.

Date: February 28, 2022

See Voting Instruction On Reverse Side.

Please make your marks like this: X Use pen only

Special General Meeting of Shareholders:	For	Against	Abstain
1. To adopt the Amended and Restated Articles of Association, as set forth in the Proxy Statement.	☐	☐	☐

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here

Please Date Above

Please Sign Here

Please Date Above

Special General Meeting of Shareholders of Quoin Pharmaceuticals Ltd. to be Held on February 28, 2022 for Holders as of February 2, 2022

MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

All votes must be received by 12:00 p.m. E.T. on February 23, 2022

PROXY TABULATOR FOR
QUOIN PHARMACEUTICALS LTD.
P.O. BOX 8016
CARY, NC 27512-9903

EVENT #

CLIENT #

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18780 Quoin Pharma VIF.indd 1 2/4/2022 1:07:30 PM

Quoin Pharmaceuticals Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12:00 p.m. E.T. on February 23, 2022) The undersigned registered owner of American Depositary Shares (“ADSs”) hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such ADSs of Quoin Pharmaceuticals Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on February 2, 2022 at the Special General Meeting of Shareholders of the Company, to be held on February 28, 2022 at 4:00 p.m. (Israel time), at the offices of the Company’s legal counsel, S. Horowitz & Co., at 31 Ahad Ha’am Street, Tel Aviv, Israel, or any postponement or adjournment thereof in respect of the resolution specified on the reverse side. THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL. NOTE: 1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item. (Continued and to be marked, dated and signed, on the reverse side) LTD. FOR PHARMACEUTICALS   9903 TABULATOR   - 8016 27512 NC PROXY QUOIN BOX CARY, P.O.